MIND CTI Reports Cash Flow from Operating Activities of $4.9 Million in 2012

* Board Declares Cash Dividend

Yoqneam, Israel, March 6, 2013 — MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (enterprise call accounting) solutions, today announced results for the fourth quarter and year ended December 31, 2012.

The following will summarize our business in the fourth quarter of 2012 and provide a more detailed review of the financial results for the quarter. The financial results can be found in the Investors section www.mindcti.com/investor/PressReleases.asp and in our Form 6-K.

Financial Highlights of Q4 2012

•	Revenues of close to $5.0 million, compared with $5.3 million in the fourth quarter of 2011.
•	Operating income was $1.4 million, compared with operating income of $1.2 million in the fourth quarter of 2011.
•	Net income of $1.4 million or $0.07 per share, compared with net income of $1.3 million or $0.07 per share in the fourth quarter of 2011.
•	One new win and multiple upgrades/ follow on orders.

As of December 31, 2012 we had 339 employees in our four offices, compared with 319 as of December 31, 2011.

Year 2012 Financial Highlights

•	Revenues of $20.2 million, compared with $18.9 million in 2011.
•	Operating income was $4.4 million, or 21.6 % of revenue, compared with $3.9 million, or 20.8% of revenue, in 2011.
•	Net income of $4.3 million, or $0.23 per share, same as in 2011.
•	Cash flow from operating activities was $4.9 million.
•	Cash position of approximately $19.4 million as of December 31, 2012.
•	5 new wins and multiple upgrades.

Monica Iancu, CEO, commented: “Every year has its challenges and its rewards and 2012 was full of both, with new customers as well as an increased number of existing customers enhancing their existing MIND solution to support additional business models and migrations to newer versions. A year ago we announced that we plan to increase the company size in order to support the new projects and the multiple requests of engineering resources we receive from our growing customer base and we did. This trend is expected to continue in 2013 at approximately the same rate as we continue to encounter high demand for professional services. 2012 was mainly about delivery and we executed on that as well. As we expected, the important wins of 2011 had a positive impact on our 2012 results as those wins materialized into new platforms in production and we worked extremely hard to support the enlarged customer base. There was also an impact on the gross margins that were lower than in previous years. This trend is expected to continue since we believe we have completed the R&D tasks we defined a few years ago and our engineering efforts are dedicated more to customizations for new and existing customers. As previously announced repeatedly and as expected, some maintenance agreements were not renewed in 2012 and we expect that will bear a negative impact on our 2013 revenues and profitability. We believe that our fully convergent technology is unique indeed and that carriers around the world will discover its real value bringing us closer to the genuine long term target - internal growth.”

Revenue Distribution for Q4 2012

Sales in the Americas represented 68.1%, sales in Europe represented 20.3% of total revenue and sales in Israel represented 6.4%.

Revenue from our customer care and billing software totaled $3.9 million, while revenue from our enterprise call accounting software was $1.1 million. Revenue from licenses was $1.0 million, or 20.2% of total revenue, while revenue from maintenance and additional services was $4.0 million, or 79.8%.

Revenue Distribution for Full Year 2012

Sales in the Americas represented 53.8%, sales in Europe represented 26.0% and sales in Israel represented 15.1% of total revenue.

Revenue from our customer care and billing software totaled $15.7 million, while revenue from our enterprise call accounting software was $4.5 million. Revenue from licenses was $6.0 million, or 29.5 % of total revenue, while revenue from maintenance and additional services was $14.2 million, or 70.5%.

New Wins & Follow-on Orders

The new win in the fourth quarter is with a US rural carrier that will implement MIND’s Convergent Real Time Prepaid and Postpaid Rating, Point of Sale, Customer Care and Customer Self-care. This customer will be deploying LTE services.

Similar to previous quarters we also received follow-on orders from existing customers, including an upgrade to our newest version from a veteran customer to support their new mobile operation along with their VoIP telephony that we support for over a decade.

Dividend Distribution

Based on our dividend policy and taking into consideration the strong cash flow in 2012 and the remaining cash after the distribution, the Board declared on March 6, 2013 a gross dividend of $0.24 per share.

The record date for the dividend will be March 20, 2013 and the payment date will be April 3, 2013. Tax will be withheld at a rate of 19%.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world. A global company, with over twelve years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months		Year
	ended		ended
	December 31		December 31
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	U.S. $ in thousands
	(except per share data)

Revenues	$4,954	$5,275	$20,209	$18,913
Cost of revenues	1,494	1,936	7,852	6,476
Gross profit	3,460	3,339	12,357	12,437

Research and development expenses	1,208	1,078	4,643	4,673
Selling and marketing expenses	377	574	1,524	1,995
General and administrative expenses	497	509	1,818	1,834
Operating income	1,378	1,178	4,372	3,935

Financial income (expenses) - net	107	(156)	298	171
Income before taxes on income	1,485	1,022	4,670	4,106

Income tax expenses (benefits)	113	(249)	392	(185)

Net Income	$1,372	$1,271	$4,278	$4,291

Earnings per ordinary share:
Basic and Diluted	$0.07	$0.07	$0.23	$0.23

Weighted average number of ordinary shares used in computation of earnings per ordinary share -
in thousands:

Basic	18,777	18,730	18,767	18,679

Diluted	18,884	18,833	18,846	18,803

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2 0 1 2	2 0 1 1
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$13,310	$13,866
Short term bank deposits	5,567	4,275
Available for sale securities	-	409
Accounts receivable:
Trade	850	1,763
Other	159	271
Prepaid expenses	95	51
Deferred cost of revenues	584	1,056
Deferred taxes	124	192
Inventory	13	29
Total current assets	20,702	21,912

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Available for sale securities	504	473
Severance pay fund	1,399	1,213
Deferred cost of revenues	-	28
Deferred taxes	15	85
PROPERTY AND EQUIPMENT, net of accumulated depreciation
and amortization	681	880
GOODWILL	5,430	5,430
Total assets	$28,731	$30,021

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$113	$749
Other	1,151	1,214
Deferred revenues	2,259	2,950
Total current liabilities	3,523	4,913
LONG TERM LIABILITIES :
Deferred revenues	487	633
Employee rights upon retirement	1,615	1,456
Total liabilities	5,625	7,002

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	30,138	30,058
Accumulated other comprehensive income	17	(70)
Differences from translation of foreign currency financial statements of a subsidiary	(1,043)	(1,149)
Treasury shares	(2,360)	(2,401)
Accumulated deficit	(3,700)	(3,473)
Total shareholders’ equity	23,106	23,019
Total liabilities and shareholders’ equity	$28,731	$30,021

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months		Year
	ended		ended
	December 31		December 31
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	U.S. $ in thousands
Cash flows from operating activities:
Net Income	$1,372	$1,271	$4,278	$4,291

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	58	73	270	295
Financial loss (income) from available for sale securities	-	28	(3)	47
Deferred income taxes, net	138	(277)	138	(277)
Accrued severance pay	17	(48)	147	(138)
Capital loss (gain) on sale of equipment - net	12	-	14	(19)
Employees share-based compensation expenses	19	17	80	61
Stock-based compensation granted to customer	-	-	-	332
Realized loss on sale of available for sale securities	-	61	24	61

Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	852	(82)	913	(168)
Other	59	(38)	149	(167)

Increase (decrease) in prepaid expenses and work in process	2	(430)	456	(705)
Decrease in inventories	16	1	16	1

Increase (decrease) in accounts payable and accruals:
Trade	(69)	432	(639)	505
Other	(400)	(181)	(65)	(22)

Increase (decrease) in deferred revenues	(497)	759	(842)	288
Net cash provided by operating activities	1,579	1,586	4,936	4,385

Cash flows from investing activities:
Purchase of property and equipment	(56)	(184)	(169)	(401)
Purchase of available for sale securities	-	-	-	(2,505)
Sale of available for sale securities	-	1,445	444	1,445
Severance pay funds	(94)	51	(174)	191
Investment in short term bank deposits	(1,666)	(170)	(1,258)	(1,393)
Proceeds from sale of property and equipment	8	-	84	79
Net cash provided by (used in) investing activities	(1,808)	1,142	(1,073)	(2,584)

Cash flows from financing activities:
Employee stock options exercised and paid	4	1	41	399
Dividend paid	-	-	(4,505)	(5,968)
Net cash provided by (used in) financing activities	4	1	(4,464)	(5,569)

Translation adjustments on cash and cash equivalents	3	(22)	45	52
Increase (decrease) in cash and cash equivalents	(222)	2,707	(556)	(3,716)

Balance of cash and cash equivalents at beginning of period	13,532	11,159	13,866	17,582
Balance of cash and cash equivalents at end of period	$13,310	$13,866	$13,310	$13,866